EXHIBIT 99.3

Satellos Reports Second Quarter 2026 Financial Results and Highlights Company Progress

  Reported a reduction in muscle fat fraction by MRI along with increased total effort in all TRAILHEAD participants at month six, suggestive of muscle regeneration
  Continued favorable safety and tolerability profile, stable strength and improved quality of life reported in six-month follow-up data in TRAILHEAD Phase 2 adult DMD study
  Company remains on track to report clinical data from Phase 2 BASECAMP pediatric DMD study in Q4 2026
  Strong financial position with $61.8 million in cash, cash equivalents and short-term investments as of June 30, 2026, expected to provide runway through 2027
  SAT-3247 granted FDA Fast Track Designation for DMD

TORONTO, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL), a clinical-stage drug development company developing life-improving medicines to treat degenerative muscle diseases, today announced financial results for the second quarter ended June 30, 2026. The company also provided an update on the clinical development program for SAT-3247, an orally administered, small molecule drug candidate designed to restore muscle regeneration in people living with Duchenne muscular dystrophy (DMD) and potentially other muscle diseases.

“Our progress in the second quarter demonstrates our commitment and ability to effectively deliver on our promises to the Duchenne community,” said Frank Gleeson, Satellos co-founder and CEO. “We received FDA Fast Track Designation for SAT-3247 for DMD. We advanced enrollment in our BASECAMP Phase 2 pediatric study with several patients currently in long-term follow-up. Finally, we reported interim data at month six from the TRAILHEAD Phase 2 adult study that we believe are consistent with muscle regeneration — results we believe will continue to mature in TRAILHEAD and translate to the pediatric population through the BASECAMP study.

“We are anticipating several important catalysts for the remainder of this year. We expect to release clinical data from the BASECAMP pediatric trial in the fourth quarter, which will help to inform our continued development and regulatory strategies. We plan to share important updates from the TRAILHEAD study. In addition, we remain on track to submit an Investigational New Drug (IND) application to the FDA for facioscapulohumeral muscular dystrophy (FSHD) and launch a Phase 2 clinical trial.”

Enrollment in BASECAMP (CL-201) Phase 2 pediatric study advances
The BASECAMP clinical trial is designed to evaluate SAT-3247 in 51 ambulatory boys with DMD aged 7, 8 or 9 years. Primary endpoints include safety, tolerability and dynamometry. Secondary endpoints will assess SAT-3247's impact on muscle quality, function and regeneration. The BASECAMP trial is actively enrolling and the company expects to report clinical data in the fourth quarter of 2026.

TRAILHEAD (LT-001) Phase 2 adult study reports stabilization or improvement across multiple outcome measures
TRAILHEAD is a 12-month, open-label Phase 2 clinical trial designed to assess the long-term safety, tolerability, efficacy and sustained functional benefit of SAT-3247 in adults with DMD. In July, Satellos announced six-month follow-up data on four adult participants who completed the Phase 1b study (CL-101) and enrolled in TRAILHEAD, demonstrating stable strength, reduced muscle fat fraction, increased total effort and improved quality of life, with a favorable safety and tolerability profile. Satellos plans to enroll up to 20 participants in the U.S. and up to 10 participants in Australia for a total of up to 30 participants and intends to provide an update on the TRAILHEAD study in the fourth quarter of 2026.

Second quarter 2026 financial results

  Cash Position: Satellos had cash, cash equivalents and short-term investments of $61.8 million as of June 30, 2026, compared with $27.7 million on December 31, 2025. The increase primarily reflects proceeds from an equity offering completed in February 2026, partially offset by cash used to fund ongoing operations.
  R&D Expenses: Research & Development expenses increased to $9.6 million for the quarter ended June 30, 2026, compared to $4.4 million for the quarter ended June 30, 2025, primarily due to increased costs associated with the TRAILHEAD and BASECAMP studies as well as chemistry and manufacturing control costs related to drug production to support the ongoing clinical trials.
  G&A Expenses: General and Administrative expenses increased to $2.5 million for the quarter ended June 30, 2026, as compared to $1.9 million for the quarter ended June 30, 2025, primarily due to increased headcount, professional fees associated with public company reporting obligations and costs associated with the Nasdaq listing.
  Net Loss: For the quarter ended June 30, 2026, the company reported a net loss of $11.7 million ($0.56 loss per share), compared to a net loss of $5.6 million ($0.39 loss per share) for the quarter ended June 30, 2025.

Satellos' financial statements for the quarter ended June 30, 2026, and the related management's discussion and analysis (MD&A) are available on the Company website (satellos.com), EDGAR (sec.gov), and SEDAR+ (sedarplus.ca).

ABOUT SAT-3247
SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. SAT-3247 targets AAK1, a key protein identified by Satellos as capable of helping restore the body’s natural muscle repair and regeneration biology, a fundamental process that is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, SAT-3247 treatment aims to re-establish a biochemical signal needed to support muscle regeneration. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status as either a stand-alone or adjunctive therapy, with ongoing Phase 2 clinical studies including BASECAMP, a global, randomized, placebo-controlled study in pediatric participants, and TRAILHEAD, an open-label study in adult participants.

ABOUT SATELLOS BIOSCIENCE INC.
Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for Duchenne muscular dystrophy (DMD), in two Phase 2 clinical trials: BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD. Satellos plans to submit an Investigational New Drug application and begin clinical research to investigate the use of SAT-3247 in individuals living with facioscapulohumeral muscular dystrophy (FSHD) in the second half of 2026 and has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS
This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for SAT-3247, the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with DMD; anticipated benefits to patients from a small molecule treatment for DMD; the enrollment in, advancement and timing of results of SAT-3247 through clinical trials, including the BASECAMP and TRAILHEAD clinical trials; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases and Satellos’ plans to pursue additional muscle diseases and injury conditions in future clinical development; SAT-3247's prospective impact on DMD patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally, including whether results observed in the TRAILHEAD study will continue to mature or will translate to the pediatric population studied in BASECAMP; the anticipated timing for an Investigational New Drug submission to the U.S. Food and Drug Administration for SAT-3247 for evaluation in facioscapulohumeral muscular dystrophy and the anticipated timing for the launch of a related Phase 2 clinical trial; Satellos' technologies and drug development plans; and the company’s expectations regarding the sufficiency of its cash, cash equivalents and short-term investments to fund operations, including its expectation that its current cash resources will provide a runway through 2027. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward looking statements, the Company has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials, its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos' SEDAR+ profile) and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS
Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com
Media: Emily Williams, Senior Director, Communications, media@satellos.com

SATELLOS BIOSCIENCE INC. Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US Dollars) (Unaudited)

As at,	June 30, 2026	Dec. 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents	7,393	9,804
Short-term investments	54,446	17,906
Sales tax, interest and other receivables	783	370
Prepaid expenses and deposits	3,140	3,804
Total current assets	65,762	31,884

Property and equipment	7	5
	7	5

TOTAL ASSETS	65,769	31,889

LIABILITIES
Accounts payable and accrued liabilities	5,861	4,105
Total current liabilities	5,861	4,105

Total Liabilities	5,861	4,105

SHAREHOLDERS’ EQUITY
Common Shares	133,952	85,828
Pre-Funded Warrants	19,325	15,480
Contributed surplus	11,784	10,166
Accumulated deficit	(103,456)	(81,970)
Accumulated other comprehensive income/(loss)	(1,697)	(1,720)
Total shareholders’ equity	59,908	27,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,769	31,889

SATELLOS BIOSCIENCE INC. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Expressed in thousands of US Dollars, except for per share amounts) (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Research and development (“R&D”)	9,635	4,435	16,945	8,977
General and administrative (“G&A”)	2,530	1,932	5,263	3,869

TOTAL R&D AND G&A EXPENSES	(12,165)	(6,367)	(22,208)	(12,846)

OTHER INCOME AND EXPENSES
Finance income	571	362	992	755
Foreign exchange gain/(losses)	(80)	429	(193)	437

NET LOSS BEFORE INCOME TAXES	(11,674)	(5,576)	(21,409)	(11,654)
Income taxes	(44)	(32)	(77)	(95)
NET LOSS FOR THE PERIOD	(11,718)	(5,608)	(21,486)	(11,749)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified to net loss
Foreign currency translation adjustments	4	60	23	62

TOTAL COMPREHENSIVE LOSS	(11,714)	(5,548)	(21,463)	(11,687)

Basic and diluted loss per Common Share	$(0.56)	$(0.39)	$(1.09)	$(0.84)
Basic and diluted loss per Pre-Funded Warrant	$0.00	$0.00	$0.00	$0.00
Weighted average number of Common Shares	20,831,350	14,268,902	19,642,107	14,045,048